Exhibit 99.1

GENFIT Reports First Quarter 2023 Financial Information1

– Cash, cash equivalents and current financial assets totaled €128.6 million as of March 31, 2023

Lille (France); Cambridge, (Massachusetts, United States); Zurich (Switzerland); May 11, 2023 - GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with rare and severe liver diseases, today announced its cash position as of March 31, 2023 and revenues for the first three months of 2023.

Cash Position

As of March 31, 2023, the Company’s cash, cash equivalents and current financial assets amounted to €128.6 million compared with €222.2 million as of March 31, 2022, and €140.2 million as of December 31, 2022.

The decrease in cash, cash equivalents and current financial assets between December 31, 2022 and March 31, 2023 consists of costs arising out of the ordinary course of business related to the progress of our research and development pipeline.

The decrease in cash, cash equivalents and current financial assets between March 31, 2022 and March 31, 2023 notably includes the initial consideration of CHF40.0 million (€41.9 million) for the acquisition of Versantis AG on September 29, 2022, a payment of CHF2.4 million (€2.4 million) representing a net cash adjustment made at year end in accordance with the Versantis AG Share Purchase Agreement, and related acquisition costs totaling €1.7 million.

We expect that our existing cash, cash equivalents and current financial assets will enable us to fund our operating expenses and capital expenditure requirements until approximately the fourth quarter of 2024. This is based on current assumptions and without taking exceptional events into account, including potential milestone payments should the ELATIVE™ study be successful. In addition, as we continue to advance our current product candidates, conduct preclinical studies and conduct clinical trials, we expect that our cash used in operational activities will amount to approximately €60 million in 2023.

1 Unaudited financial information under IFRS

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Revenues

Revenues2 for the first three months of 2023 amounted to €5.0 million compared to €3.9 million for the same period in 2022.

Of the €5.0 million in revenues for the first three months of 2023, €4.1 million is attributable to the partial recognition of the €40.0 million deferred income described below. €0.8 million is attributable to re-billings made in accordance with the 2021 licensing and collaboration agreement with IPSEN, referenced below. €0.1 million in revenue was generated from the services rendered by GENFIT to Ipsen in accordance with the Transition Services Agreement signed in 2022, in order to facilitate the transition of certain activities related to the Phase 3 clinical trial evaluating elafibranor in Primary Biliary Cholangitis.

Revenues for the first three months of 2022 are mainly attributable to the partial recognition of the €40.0 million deferred income described below.

In 2021, GENFIT received a €120.0 million upfront payment from Ipsen, out of which €80.0 million was recognized as 2021 revenue, and €40.0 million was recognized as deferred revenue. The remainder is recognized as revenue over time and in line with the progress of the ELATIVE™ double-blind study, in accordance with IFRS 15 and the terms of the strategic licensing and collaboration agreement with Ipsen on December 17, 2021.

2 Revenues as recognized under IFRS 15

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ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with rare and severe liver diseases characterized by high unmet medical needs. GENFIT is a pioneer in liver disease research and development with a rich history and strong scientific heritage spanning more than two decades. Thanks to its expertise in bringing early-stage assets with high potential to late development and pre-commercialization stages, today GENFIT boasts a growing and diversified pipeline of innovative therapeutic and diagnostic solutions.

Its R&D pipeline covers six therapeutic areas via six programs which explore the potential of differentiated mechanisms of action, across a variety of development stages (pre-clinical, Phase 1, Phase 2, Phase 3). These diseases are acute on-chronic liver failure (ACLF), hepatic encephalopathy (HE), cholangiocarcinoma (CCA), urea cycle disorder (UCD), organic acidemias (OA) and primary biliary cholangitis (PBC). Beyond therapeutics, GENFIT’s pipeline also includes a diagnostic franchise focused on NASH and ACLF.

GENFIT has facilities in Lille and Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). In 2021, IPSEN became one of GENFIT’s largest shareholders and holds 8% of the company’s share capital. www.genfit.com

GENFIT FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995 in relation to the Company’s projected cash burn. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “targeted”, “anticipated”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward- looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, cost of, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, exchange

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rate fluctuations, potential synergies related to the acquisition of Versantis, our capacity to integrate its assets, develop its programs and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2022 Universal Registration Document filed with the AMF on April 18, 2023, which is available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2022 Annual Report on Form 20-F filed with the SEC on April 18, 2023. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Tel : + 33 3 20 16 40 00 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie BOYER – Press relations | Tel : + 33 3 20 16 40 00 | stephanie.boyer@genfit.com

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